News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING FILES 2007 ANNUAL DOCUMENTS

CALGARY, March 20, 2008 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that it has filed its audited consolidated financial statements for the year-ended December 31, 2007, management’s discussion and analysis and annual information form with Canadian security regulatory authorities. The financial statements, management’s discussion and analysis and annual information form together with the Trust’s Form 40-F have also been filed with the United States Securities and Exchange Commission. Copies of the annual documents are available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and the Trust’s website at www.fording.ca.  In conjunction with the filing of the Trust’s annual documents, the Trust has also filed NI 43-101 Technical Reports on SEDAR and EDGAR for Elk Valley Coal’s Fording River, Elkview and Greenhills operations.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. Elk Valley Coal Partnership is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Colin Petryk

Najda Dupanovic

Director, Investor Relations

Coordinator, Investor Relations

403-260-9823

403-260-9892

Email: investors@fording.ca

Website: www.fording.ca